

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2013

Via E-mail
Michelle LaCour
Chief Executive Officer
Resort Savers, Inc.
1004 Commercial Ave., #509
Anacortes, WA 98221-4117

>   **Re: Resort Savers, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed March 22, 2013**
>   **File No. 333-187437**

Dear Ms. LaCour:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears from your disclosure that you are a shell company pursuant to Rule 405 of the Securities Act. Please revise your summary to disclose your status as a shell company.

2. We note that it appears your executives and directors are employed in Hawaii. We also note that your principal executive office, which appears to be a mailstop, is in Washington. Please tell us, with a view towards revised disclosure, how the LaCours will be able to implement your business plan from Hawaii and without physical office space. Please also address whether your business will ever require any physical office space. If so, please disclose where it will be located and how much it will cost.

3. We note that your proposed web domain, "resortsavers.net," is currently registered to Ms. LaCour's employer, What to Do Media. We also note that Mr. LaCour's employer, HawaiiSavers, operates a website that is "designed and powered by What to Do Media."

Please disclose the extent of the relationship between What to Do Media, HawaiiSavers, and your company. Additionally, to the extent that any potential conflicts of interest may arise from your directors' current employment and your proposed operations, consider disclosure in an appropriate risk factor.

4. Please include a currently dated consent from the independent registered public accounting firm in any amendments to this registration statement.

Summary of Prospectus

5. You state that your company "will deliver great value to both leisure and business travelers while providing advertisers the opportunity to reach these highly valuable consumers," and that your company's goal is to "expand the number of . . . vendors that will be partnering with us . . . ." Please either remove these statements or revise these and similar statements to state as beliefs and provide us with the basis for the beliefs.

6. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

7. Please disclose your monthly "burn rate," how long your present capital will last at that rate, and an estimate of the amount of money needed to accomplish the goals set out in your plan of operation here in the summary and in the liquidity and capital resources section.

8. You state that your company will generate revenues from "booking activities and dining reservations, as well as offering our CRM system to similar companies for a monthly fee." Please provide pricing information for booking activities and dining reservations. Please also revise to disclose that you may not have the funds required to establish your CRM system.

Risk Factors

General

9. Please add a risk factor, if appropriate, that addresses the risk that there is an extremely low barrier to entry in your field. Please also address the extent to which the internet has made it much easier for affluent individuals and others to plan the details of their own trips, eliminating the fees of the sort you hope to collect, and that such self-managed trips may have caused many travel agencies to go out of business in recent years, if true.

Risks Associated with Resort Savers, Inc.

Some of our competitors have significantly greater financial and marketing resources than do we

10. Please revise to include additional disclosure regarding the competitiveness of the travel market, with particular attention to how the industry is driven in part by costs and, if true, consists of mostly non-public companies, and how therefore a small travel company with the added expenses of being a reporting company exists at a serious competitive disadvantage.

We do not have any additional source of funding for our business plans

11. Please reconcile the representation here that your company has no additional sources of capital with representations in the prospectus summary and the plan of operation section that your directors may loan the company money if needed.

We possess minimal capital which may severely restrict our ability to develop our services

12. Please make a separate risk factor about your radical underfunding and develop the thought conveyed in the second paragraph which states that you will allocate $1,000 to advertising and marketing if you sell only 25% of the offering by disclosing how you intend to allocate the thousand dollars using actual prices. Doing so will help investors judge the likelihood of success of your business plan.

Because management has limited experience in managing the online travel discounted activities

13. Please also include disclosure regarding Ms. LaCour's lack of experience as the principal executive officer and principal financial officer of a public company.

Two investors hold a controlling interest in our stock

14. Please remove the second paragraph of this risk factor, as it contains substantially the same information as the third sentence of the previous risk factor.

Description of Securities to be Registered

Common Stock

15. We note your disclosure that "[a]ll shares of Common Stock now outstanding are fully paid for and non-assessable and all shares of Common Stock which are the subject of this Offering, when issued, will be fully paid for and non-assessable. This is a legal conclusion that must be opined upon by legal counsel. Either attribute the statement to legal counsel or remove it.

<u>Description of Business</u>

<u>General</u>

16. Please revise this entire section and the prospectus summary to provide a clear picture of your business and current operations. We note that much of the disclosure in this section appears anticipatory in nature. To the extent you discuss your future plans for operations throughout this section, such as your intentions to provide a CRM system, provide discounted activities to targeted travel destinations, advertise in local print media and on your website, market your business with a fully-optimized website, develop email lists, enter into advertising partnerships, and advertise with local Chambers of Commerce, the discussion should be balanced with a time frame for implementing future plans, the steps involved, the associated costs, and any obstacles involved before you can commence the planned operations, including the need for financing.

<u>Principal Products, Services and Their Markets</u>

17. Please elaborate on your statement that your company plans to provide "online discounted activities, dining and entertainment, targeting North America's most popular travel destinations." Please explain what types of activities you refer to. Please also clarify the difference between activities and entertainment. We also note the repetition of this phrase in the second paragraph, where you state that "[t]he Company's target geographical areas will be located in North America's most popular travel destinations." Please provide examples of these travel destinations, along with a description of your methodology for targeting them. Please explain if you are planning on targeting only certain areas of North America, as that description covers a wide geographic area. Please also clarify the use of the term "local" in the statements "[w]e will utilize local print media and our website to advertise our services," and "take advantage of affiliate marketing of our business at local Chambers of Commerce," and disclose that you have no current agreements with any affiliates.

18. Please remove the use of non-objective words and phrases such as "unique" in the third sentence. Please also quantify the monthly fee you mention so that investors can have a better sense of what your business plan is and the likelihood of its success.

19. We note that in the third paragraph you state that funds are needed to "assemble the talent, develop the infrastructure, and launch the Company's business plan." Please provide a list, with salaries, cost of software and hardware, etc., which you believe necessary to launch the business plan. Doing so will allow investors to gauge the likelihood of your success and the intelligence of your business plan.

20. Please also identify what experience or industry contacts the LaCours have that will allow you to acquire clients and execute your business plan.

21. Please describe the nature and terms of the agreements you anticipate having with your clients. Please discuss, for example, whether you will have long-term or short-term agreements and any other material terms, including any compensation arrangements, particularly with regard to independent contractors.

Competitive Business Conditions and Strategy; Resort Savers Position in the Industry

22. Please revise to include disclosure regarding barriers to entry into the industry, competition, competitive conditions, and your position in the industry.

Talent Sources and Names of Principal Suppliers

23. Please revise to state as a belief the statement "[w]e will negotiate best prices with local activity, dining and entertainment vendors in each targeted travel destination." Please indicate that you have not currently approached any vendors.

Governmental Controls, Approval and Licensing Requirements

24. Please list "the states in which the travel destinations are located."

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

25. Please reconcile the statement under the transfer agent subheading that "[a]s at this date we have not engaged a stock transfer agent for our securities," with the expenditure allocation of $1,200 on a transfer agent in your financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

26. Please revise the amount disclosed as expenses incurred through January 31, 2013 to agree to your statement of operations.

Plan of Operation

27. Please revise to provide additional details regarding the timelines and cost estimates for each phase of your business plan for the first 12 months. For example, for each phase, please identify the specific areas in which you intend to spend your funds and how much you anticipate spending on each. Such discussions should reconcile with your use of proceeds disclosure, and should not simply restate them. Please also present an estimate of the total funds you will need to implement your business plan through the first 12 months, including not only the costs of developing your business, but the costs of being a public company, having office space, hiring employees and any other expenses you will incur. If the acquisition of additional funds is contemplated during your first year, please

estimate how much you will need and what sources of funding you will look to. Please also provide timeline information through at least the first 12 months of operation, quantifying how long you expect each phase of development to last.

Description of Expenditures

28. We note that this section contains duplicative information from the use of proceeds section of the prospectus. Please eliminate this or revise to include more detail.

Directors and Executive Officers

29. Please revise Ms. LaCour's biography to include the information required by Item 401 of Regulation S-K, specifically, to clearly disclose the positions held by Ms. LaCour in the past five years. We note that Ms. LaCour is not currently employed by you on a full time basis. Please revise to disclose whether Ms. LaCour currently works for What to Do Media. Please also include an expanded discussion of her role at the company, including the positions she has held or currently holds. Additionally, please include the same disclosure for Mr. LaCour, as may be appropriate.

30. It appears that Mr. and Ms. LaCour may be related. If this is the case, please disclose the details of their relationship pursuant to Item 401(d) of Regulation S-K.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

31. Please revise to include a statement regarding the Commission's position on indemnification for Securities Act liabilities. Refer to Item 510 of Regulation S-K.

Financial Statements for the Period Ended January 31, 2013

Statement of Operations

32. It appears that you should have reported a basic loss per share of ($0.01). Please revise your statement of operations and disclosure elsewhere (e.g., in Note 2 to the financial statements), accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeffrey Sears at (202) 551-3302 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director